November 7, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Uwem Bassey and Mr. Jan Woo

Re:	Siyata Mobile Inc.
Registration Statement on Form F-1, submitted October 29, 2024
File No. 333-282880

Dear Mr. Bassey and Mr. Woo:

On behalf of Siyata Mobile Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated November 6, 2024, with respect to the Company’s Registration Statement on Form F-1 (the “Form F-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in italics, followed in each case by the Company’s response(s). Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form F-1 (the “F-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Form F-1 filed October 29, 2024

Exhibits Index, page II-3

1. Please revise to provide a materially complete description of the ELOC purchase agreement including the calculation of the purchase price and assignability provisions. We note, for example, that there is a minimum pricing provision and a minimum and maximum amount of puts required as part of the agreement. We also note that the agreement cannot be assigned.

Response: In response to the Staff’s comment, the Company has revised its disclosure to the ELOC purchase agreement in the F-1/A.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Ross Carmel
Ross Carmel, Esq.
Sichenzia Ross Ference Carmel LLP

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